

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Yves Decadt
Chief Executive Officer
BioLingus (Cayman) Limited
Grossmatt 6
CH-6052 Hergiswil NW
Switzerland

   Re: BioLingus (Cayman) Limited
    Amendment No. 4 to Registration Statement on Form F-1
    Filed December 13, 2023
    File No. 333-273093

Dear Yves Decadt:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed December 13, 2023

The Offering, page 20

1. You state here that after deducting fees and expenses, you will have approximately $3,342,000 in net proceeds. However you appear to have used a higher net proceeds in the capitalization and dilution disclosures. In that regard, Note (1) under the dilution table at page 67 appears to have been revised to include a lower estimated offering expenses payable. Please revise for consistency.

  Please contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.

           Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin Tan, Esq.